

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Eyal Barad
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: Cannabics Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2021**
> **File No. 333-252454**

Dear Mr. Barad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

About this Prospectus, page 3

1. We note your response to prior comment 1. Please disclose how you determined that a multiplier of 300% of the shares issuable upon conversion of the notes was a good faith estimate of the maximum number of shares that may be issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dillon Hagius at 202-551-7967 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steve Kronengold, Esq.